RNS Directorate Change SID AND BOARD COMMITTEE MEMBERSHIP UNILEVER PLC Released 15:47:25 30 April 2025 RNS Number : 8900G Unilever PLC 30 April 2025 Appointment of Senior Independent Director and Membership of Board C London, 30 April 2025 - Unilever today announces membership of each of the Board follows, effective as of 1 May 2025: Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu, Benoît Potier. Nominating and Corporate Governance Committee: Ian Meakins (Chair), Adrian Hennah Compensation Committee: Susan Kilsby (Chair), Nelson Peltz, Ian Meakins, Judith McKe Corporate Responsibility Committee: Judith McKenna (Chair), Ruby Lu, Benoît Potier, Z Susan Kilsby will be appointed as Senior Independent Director and Vice Chair of the Board This announcement is made in accordance with UK Listing Rule 6.4.6. Enquiries Media: press-office.london@unilever.com Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.